Exhibit 99.1

Youku Tudou Announces Shareholder Approval of Merger Agreement

(Beijing China — March 14, 2016) — Youku Tudou Inc. (NYSE: YOKU), a leading multi-screen entertainment and media company in China (“Youku Tudou” or the “Company”), today announced that, at an extraordinary general meeting held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger dated November 6, 2015 (the “Merger Agreement”), among the Company, Ali YK Investment Holding Limited (“Parent”), Ali YK Subsidiary Holding Limited (“Merger Sub”), and, solely for purposes specified therein, Alibaba Investment Limited, the plan of merger and the transactions contemplated thereby, including the Merger (as defined below).

Approximately 99.8% of the Company’s total outstanding class A and class B ordinary shares voted in person or by proxy at today’s meeting were voted in favor of the proposal to authorize and approve the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger and the transactions contemplated thereby, including the Merger.

The parties currently expect that the Merger will close in early April 2016.  Upon completion of the Merger, the Company will become a privately held company and its American depositary shares, each representing eighteen class A ordinary shares of the Company, will no longer be listed on the New York Stock Exchange.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is a leading multi-screen entertainment and media company in China. Youku Tudou is China’s leading Internet television platform, enabling users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include the possibility that various closing conditions for the transaction may not be satisfied or waived, and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Ryan Cheung

Vice President, Finance

Youku Tudou Inc.

Tel: (+8610) 5890-6883

Email: ryan.cheung@youku.com